7.00am BST

24 October 2024

TRADING UPDATE – October 2024

RELX, the global provider of information-based analytics and decision tools, reports underlying revenue growth for the first nine months of 2024 and reaffirms the outlook for the full year.

Highlights

➢Underlying revenue growth year to date +7%

Full year outlook

➢We continue to see positive momentum across the group, and we expect another year of strong underlying growth in revenue and adjusted operating profit, as well as strong growth in adjusted earnings per share on a constant currency basis.

Risk (35% of H1 2024 revenue)

●Underlying revenue growth YTD +8%
●Strong growth continues to be driven by our deeply embedded analytics and decision tools across segments.
●Business Services growth continued to be driven by Financial Crime Compliance and digital Fraud & Identity solutions, with strong new sales. Insurance growth was driven by the extension of solution sets across insurance markets, continued positive market factors, and new sales. Specialised Industry Data Services growth was led by Commodity Intelligence.
●Full year outlook: We expect continued strong underlying revenue growth with underlying adjusted operating profit growth slightly exceeding underlying revenue growth.

Scientific, Technical & Medical (32% of H1 2024 revenue)

●Underlying revenue growth YTD +4%
●Good growth continues to be driven by the evolution of the business mix towards higher growth segments.
●Improved electronic revenue growth continued to be offset by print shrinking at a faster pace. Databases, Tools & Electronic Reference growth continued to be driven by higher value-add analytics and decision tools. Primary Research continued to be driven by volume growth, with article submissions growing very strongly across the portfolio, particularly in pay-to-publish.
●Full year outlook: We expect continued good underlying revenue growth with underlying adjusted operating profit growth slightly exceeding underlying revenue growth.

Legal (20% of H1 2024 revenue)

●Underlying revenue growth YTD +7%
●Strong growth continues to be driven by the shift in business mix towards higher growth, higher value analytics and tools.
●Lexis+, our integrated platform with leading analytics leveraging extractive AI, continued to perform well. The roll-out of Lexis+ AI, our new platform leveraging generative AI, continued to make good progress in the US, and recent launches in international markets have been positively received. Renewals and new sales remain strong across all key segments.
●Full year outlook: We expect continued strong underlying revenue growth with underlying adjusted operating profit growth exceeding underlying revenue growth.

Exhibitions (13% of H1 2024 revenue)

●Underlying revenue growth YTD +13%
●Strong growth reflects the improved growth profile of our event portfolio and a favourable comparison with the early part of the prior year. We continue to make good progress on value-enhancing digital initiatives, with increased usage.
●Full year outlook: We expect strong underlying revenue growth with an improvement in adjusted operating margin over the prior full year.

Underlying growth rates are calculated at constant currencies, excluding the results of acquisitions until twelve months after purchase, and excluding the results of disposals and assets held for sale. Underlying revenue growth rates also exclude exhibition cycling, and timing effects.

-ENDS-

ENQUIRIES:	Colin Tennant (Investors) +44 (0)20 7166 5751	Paul Abrahams (Media) +44 (0)20 7166 5724

Disclaimer regarding forward-looking statements

This announcement contains forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. These statements are subject to risks and uncertainties that could cause actual results or outcomes of RELX PLC (together with its subsidiaries, “RELX”, “we” or “our”) to differ materially from those expressed in any forward-looking statement. We consider any statements that are not historical facts to be “forward-looking statements”. The terms “outlook”, “estimate”, “forecast”, “project”, “plan”, “intend”, “expect”, “should”, “could”, “will”, “believe”, “trends” and similar expressions may indicate a forward-looking statement. Important factors that could cause actual results or outcomes to differ materially from estimates or forecasts contained in the forward-looking statements include, among others: regulatory and other changes regarding the collection or use of personal data; changes in law and legal interpretation affecting our intellectual property rights and internet communications; current and future geopolitical, economic and market conditions; changes in the payment model for our scientific, technical and medical research products; competitive factors in the industries in which we operate and demand for our products and services; our inability to realise the future anticipated benefits of acquisitions; compromises of our cybersecurity systems or other unauthorised access to our databases; changes in economic cycles, communicable disease epidemics or pandemics, severe weather events, natural disasters and terrorism; failure of third parties to whom we have outsourced business activities; significant failure or interruption of our systems; our inability to retain high-quality employees and management; changes in tax laws and uncertainty in their application; exchange rate fluctuations; adverse market conditions or downgrades to the credit ratings of our debt; changes in the market values of defined benefit pension scheme assets and in the market related assumptions used to value scheme liabilities; breaches of generally accepted ethical business standards or applicable laws; and other risks referenced from time to time in the filings of RELX PLC with the US Securities and Exchange Commission. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this announcement. Except as may be required by law, we undertake no obligation to publicly update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events.

Notes for Editors

About RELX

RELX is a global provider of information-based analytics and decision tools for professional and business customers. RELX serves customers in more than 180 countries and has offices in about 40 countries. It employs more than 36,000 people over 40% of whom are in North America. The shares of RELX PLC, the parent company, are traded on the London, Amsterdam and New York stock exchanges using the following ticker symbols: London: REL; Amsterdam: REN; New York: RELX. The market capitalisation is approximately £69bn/€82bn/$89bn.